July 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Gorsky

Re:	ZyVersa Therapeutics, Inc.

Registration Statement on Form S-1, as amended

File No. 333-272657

Ladies and Gentlemen:

ZyVersa Therapeutics, Inc. hereby requests that its acceleration request dated July 7, 2023, be withdrawn. Please call Jack Hogoboom of Lowenstein Sandler LLP at (973) 587-2382 with any questions.

Sincerely,

ZYVERSA THERAPEUTICS INC.

By:	/s/ Stephen Glover
Name:	Stephen Glover
Title:	Chief Executive Officer